  As filed with the Securities and Exchange Commission on February 24, 1997
                                                       Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                             BANNER AEROSPACE, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                        95-2039311
  (State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                     Identification Number)
                                ----------------
                             300 WEST SERVICE ROAD
                    WASHINGTON DULLES INTERNATIONAL AIRPORT
                            WASHINGTON, D.C.  20041
                                 (703) 478-5790
   (Address and Telephone Number of Registrant's Principal Executive Offices)
                                ----------------
                         THE CORPORATION TRUST COMPANY
                               1209 ORANGE STREET
                           WILMINGTON, DELAWARE 19801
                                 (302) 777-0205
              (Address and Telephone Number of Agent for Service)
                                ----------------
                                   COPIES TO:
     Donald B. Brant, Jr.                         Warren D. Persavich
Milbank, Tweed, Hadley & McCloy                  300 West Service Road
    1 Chase Manhattan Plaza             Washington Dulles International Airport
   New York, New York 10005                    Washington, D.C.  20041
        (212) 530-5000                              (703) 478-5790
                                ----------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being offered on this Form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
    Title of Each Class of      Amount to be       Proposed Maximum         Proposed Maximum           Amount of
  Security to be Registered     Registered(1)     Offering Price per       Aggregate Offering         Registration
                                                      Unit(1)(2)               Price(1)(2)               Fee(1)
---------------------------------------------------------------------------------------------------------------------
 Series A Convertible
 Paid-in-Kind Preferred
 Stock, par value $.01            7,521,088             $9.20                $69,194,009.60            $20,967.88
---------------------------------------------------------------------------------------------------------------------
 Common Stock, $1.00 par value       (3)                 N/A                       N/A                    N/A
=====================================================================================================================

(1) Includes 2,316,341 shares of Series A Convertible Paid-in-Kind Preferred Stock representing the maximum number of such shares that may be issued as dividends on outstanding shares of such stock pursuant to its paid-in-kind feature.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) Such presently indeterminate number of shares of Common Stock as may be issuable from time to time upon such conversion of the Preferred Stock being registered hereunder.
                                ----------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


                SUBJECT TO COMPLETION DATED FEBRUARY 24, 1997
                                  PROSPECTUS

                  Rights to Subscribe for 5,204,747 Shares of
               Series A Convertible Paid-in-Kind Preferred Stock

                             BANNER AEROSPACE, INC.

                        ------------------------------

    Banner Aerospace, Inc. (the "Company") is issuing to holders of shares of its Common Stock, $1.00 par value ("Common Stock"), non-transferable rights
(the "Rights") to subscribe for shares of Series A Convertible Paid-in-Kind Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Preferred Stock will pay semi-annual dividends at the rate of 7.5% per annum of the liquidation value of $9.20 per share (the "Liquidation Value"). Fractional shares of Preferred Stock will not be issued, but a cash adjustment will be paid in respect of such fractional interests based on the Liquidation Value. The Preferred Stock is convertible into Common Stock as described in "DESCRIPTION OF THE SECURITIES--Series A Convertible Paid-in-Kind Preferred Stock". Each holder of Common Stock of record at 5:00 p.m., New York City time, on [ ________], 1997 (the "Record Date") will receive for every 4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. Such holders are entitled to purchase one share of Preferred Stock for each Right held at a subscription price of $9.20 per share of Preferred Stock (the "Subscription Price"). In the event all holders of Common Stock (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately
5 million shares of Preferred Stock, for an aggregate consideration of approximately $48 million. The offering of Preferred Stock issuable upon exercise of the Rights is referred to herein as the "Rights Offering", and the period during which the Rights may be exercised is referred to herein as the "Subscription Period". The Rights expire at 5:00 p.m., New York City time, on __________, 1997 (the "Expiration Date"). Rights not duly exercised by such time will lapse and will be void and without value. The Company reserves the right to extend the Subscription Period and the Expiration Date, subject to obtaining any required regulatory approvals. The Rights are evidenced by non-transferable subscription certificates (the "Subscription Certificates") that are being mailed together with this Prospectus to each such holder of record on the Record Date. See "DESCRIPTION OF THE RIGHTS OFFERING".

    The principal stockholder of the Company, The Fairchild Corporation ("Fairchild"), which, at the date hereof, beneficially owns approximately 59% of the outstanding Common Stock, has advised the Company that, subject to certain qualifications as described herein, it will exercise all of the Rights it receives pursuant to the Rights Offering. As a result, Fairchild is expected to purchase approximately 3 million shares of Preferred Stock at an aggregate price of approximately $28 million. See "PRINCIPAL STOCKHOLDER'S COMMITMENT".

    Prior to the Rights Offering, no shares of Preferred Stock have been issued and there has been no market for the Preferred Stock. There is no current intention to list the Preferred Stock on any United States securities exchange. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BAR". The last reported sales price of the Common Stock on February 21, 1997 was $8.75 per share. Application will be made to list the shares of Common Stock to be issued upon any conversion of the shares of Preferred Stock on the NYSE.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS RELATED TO AN INVESTMENT IN THE PREFERRED STOCK.

                        ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
                                         Subscription Price       Commissions        Proceeds to the
                                                                                        Company(1)
-------------------------------------------------------------------------------------------------------
  Per Share of Preferred Stock           $9.20                        N/A          $9.20

  Total                                  $47,883,672.40               N/A          $47,883,672.40
-------------------------------------------------------------------------------------------------------

(1) Before deducting expenses of the Rights Offering, estimated at $500,000.

    It is expected that certificates for the Preferred Stock subscribed for in the Rights Offering will be available for delivery on or about the ______ business day following the Expiration Date.

_______________, 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004; and at the Commission's Regional Offices at 500 West Madison St., Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding the Company. Such reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which the Company's Common Stock is listed. Reference is hereby made to the Registration Statement of which this Prospectus is a part (the "Registration Statement") and to the exhibits thereto filed with the Commission for further information with respect to the Company, the Common Stock, the Rights and the Preferred Stock. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the complete document filed with the Commission. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement.

                        ------------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

    a) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

    b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1996, September 30, 1996 and December 31, 1996;

    c) The Company's Current Reports on Form 8-K filed February 27, 1996, March 26, 1996 and January 24, 1997; and

    d) The Company's Proxy Statement pursuant to Section 14(a) of the Exchange Act, dated _________, 1997.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including any beneficial owner of Common Stock to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be made to Eugene W. Juris, (703) 478-5790.

                               PROSPECTUS SUMMARY

    The following is a summary only, the contents of which are necessarily selective, and should be read in conjunction with the detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

    The Company is a leading international supplier to the aerospace industry as a distributor, providing a wide range of aircraft parts and related support services. The Company's products are divided into three product groups: hardware, rotables and engines. Hardware includes bearings, nuts, bolts, screws, rivets and other types of fasteners. Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. The Company provides a number of services such as immediate shipment of parts in aircraft on ground situations. The Company also provides products to original equipment manufacturers and subcontractors ("OEMs") in the aerospace industry under just-in-time and inventory management programs. The Company, through its subsidiaries, sells its products in the United States and abroad to most of the world's commercial airlines and to air cargo carriers, as well as many OEMs, other distributors, fixed-based operations, corporate aircraft operators and other aerospace and non-aerospace companies. The mailing address and telephone number of the principal executive office of the Company are 300 West Service Road, P.O. Box 20260, Washington, D.C. 20041, (703) 478-5790.

                              THE RIGHTS OFFERING

ISSUE OF RIGHTS:         The Company is issuing non-transferable rights (the
                         "Rights") to subscribe for up to 5,204,727 shares of Series A Convertible Paid-in-Kind Preferred Stock, par value $.01 per share, of the Company (the "Preferred
                         Stock"). Each holder of the Company's common stock, $1.00 par value (the "Common Stock"), of record on the Record Date (as defined below) is entitled to receive, for every 4.5 shares of Common Stock held, one Right.
                         No fractional Rights will be issued; however, one
                         Right will be issued in lieu of any fractional Right to which a holder would be otherwise entitled. Such holders are entitled to purchase one share of Preferred Stock for each Right held. Fractional shares of Preferred Stock will not be issued. In the event all holders of Common Stock (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately 5 million shares of Preferred Stock, for an aggregate consideration of approximately $48 million.

SUBSCRIPTION PRICE:      $9.20 per share, payable by the Expiration Date (the
                         "Subscription Price").  See "DESCRIPTION OF THE RIGHTS
                         OFFERING".

RECORD DATE:             5:00 p.m., New York City time, on ______________, 1997
                         (the "Record Date").

EXPIRATION DATE:         __________, 1997 at 5:00 p.m. New York City time (the
                         "Expiration Date"). Rights not duly exercised by such time will lapse and will be void and without value.
                         The Company reserves the right to extend the period during which the Rights may be exercised (the
                         "Subscription Period") and the Expiration Date, subject to obtaining any required regulatory approvals.

NON-TRANSFERABILITY
OF RIGHTS:               The Rights are non-transferable.

SUBSCRIPTION
PROCEDURES:              The Rights are evidenced by non-transferable
                         subscription certificates (the "Subscription
                         Certificates") that are being mailed together with this Prospectus to each qualified holder of record on the Record Date. Rights may be exercised in whole or in part by a qualified record holder of Common Stock by filling in and signing the relevant forms on the Subscription Certificate and mailing or delivering the Subscription Certificate, together with payment in full for the Rights subscribed for, to the Subscription Agent (as defined below) at the address set forth in the Subscription Certificate, provided that record holders who hold shares of Common Stock for the accounts of others must follow the instructions of such beneficial owners with respect to the Rights to which such beneficial owners are entitled. See "DESCRIPTION OF THE RIGHTS OFFERING --
                         Rights of Beneficial Owners of Common Stock". A Right will not be deemed exercised until the Subscription
                         Agent receives payment and a duly executed
                         Subscription Certificate by 5:00 p.m., New York City time, on the Expiration Date. Payment may be made in U.S. funds by certified check, bank draft or money order payable at par to the order of Harris Trust and Savings Bank, 77 Water Street, New York, New York
                         10005, Tel No. (212) 701-7624 (the "Subscription
                         Agent").

USE OF PROCEEDS:         The net proceeds to the Company from the sale of
                         shares of Preferred Stock to be issued with respect to the Rights, assuming all of the Rights were to be exercised, are estimated to be approximately $47 million, after deducting expenses of the Rights
                         Offering estimated to be $500,000. Alternatively, the net proceeds to the Company, assuming The Fairchild
                         Corporation ("Fairchild") is the only stockholder which exercises its Rights, are estimated to be approximately $28 million, after deducting expenses of the Rights Offering. Such net proceeds will be used to repay $22 million borrowed under a subordinated loan agreement the Company entered into with RHI
                         Holdings, Inc., a wholly-owned subsidiary of Fairchild
                         ("RHI"), on December 20, 1996. The remainder of any net proceeds of the Rights Offering will be used to repay up to approximately $25 million borrowed under the revolving credit facility pursuant to the Credit
                         Agreement (as defined under "RISK FACTORS").  See "USE
                         OF PROCEEDS".

                                     TERMS OF THE PREFERRED STOCK

DIVIDENDS:               The Preferred Stock will pay semi-annual dividends at
                         the rate of 7.5% per annum of the Liquidation Value of $9.20 per share. Fractional shares of Preferred Stock will not be issued, but a cash adjustment will be paid in respect of such fractional interests based on the Liquidation Value.

OPTIONAL CONVERSION:     The shares of Preferred Stock will be convertible into
                         shares of Common Stock at any time at the election of the holder.

MANDATORY
CONVERSION:              To the extent not previously converted, the Preferred
                         Stock will automatically be converted into Common
                         Stock on the fifth anniversary of the date of initial issuance of the Preferred Stock.

ACCELERATED MANDATORY
CONVERSION:              The Preferred Stock will automatically be converted
                         into Common Stock in the event there is an offer to acquire all the outstanding shares of the Company's
                         Common Stock and such offer, if accepted, would result in the consummation of a transaction whereby 90% of the outstanding shares of Common Stock, on a fully diluted basis, would become beneficially owned by one person or group.

CONVERSION PRICE:        Each share of Preferred Stock converted into Common
                         Stock will have a value of $9.20 for the purposes of such conversion. The conversion price per share of Common Stock in the case of any optional or mandatory conversion (the "Conversion Price") will be $9.20 (the average closing sales prices of the Common Stock on the 15 consecutive trading days next preceding the fifth trading day prior to the date the Registration
                         Statement was initially filed with the Commission).

REDEMPTION:              The Preferred Stock will not be redeemable for cash.

RISK FACTORS:            An investment in the Preferred Stock is subject to
                         certain risks. Among the risk factors relating to the Company are competition, potential conflicts of interest with Fairchild, certain restrictions in a Credit Agreement (as defined in "RISK FACTORS --
                         Certain Restrictions in Credit Agreement"), product liability, ability to successfully implement acquisitions, and the effect of shares of Common Stock eligible for future sale. Risk factors related to the Preferred Stock and the Rights are the lack of a public market for the Preferred Stock and the determination of the Subscription Price and terms of the Preferred Stock. See "RISK FACTORS".

                                  RISK FACTORS

         Prospective purchasers of the Preferred Stock should carefully consider all the information contained herein, including the risk factors set forth below.

         The Prospectus contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by, and information currently available to, management. When used in this document, the words "anticipate", "estimate", "project", "expect", "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or could have a direct bearing on the Company's results are those discussed below.

FACTORS RELATING TO THE COMPANY

Competition

         As the airline industry continues to emphasize cost reduction to improve profitability, suppliers of aerospace parts are being forced to become more competitive. The Company's hardware products group competes with OEMs such as The Boeing Company, which supports the fleet of Boeing-produced aircraft, fastener manufacturers and independent distributors. The Company believes it generally has a price advantage over manufacturers in the smaller quantities in which it usually deals, and can generally provide more expeditious service. In the rotables group, the major competitors are AAR Corp., Air Ground Equipment Services ("AGES"), Aviation Sales Company, The Memphis Group and other large and small companies in a very fragmented industry. The major competitors for the Company's engine group are OEMs, such as General Electric Company and Pratt & Whitney, as well as the engine/engine parts divisions of AAR Corp. and AGES and many smaller companies. Certain of these competitors are larger and have greater financial and other resources than the Company.

Potential Conflicts of Interest with Fairchild

         Fairchild is the largest stockholder of the Company and owns approximately 59% of the Common Stock. Accordingly, Fairchild is in a position to determine the election of the Company's directors and most other stockholder actions. Jeffrey J. Steiner serves as Chairman of the Board and Chief Executive Officer of both Fairchild and the Company. Mr. Steiner devotes such time to the business and affairs of the Company as he deems appropriate; however, he has duties and responsibilities to Fairchild which will require a significant portion of his time and which may conflict with his duties to the Company. See "RECENT DEVELOPMENTS".

         The Company may be subject to various conflicts of interest arising out of the relationships among it and Fairchild and their respective affiliates. Although no specific measures to resolve such conflicts of interest have been formulated, management of the Company has a fiduciary obligation to deal fairly and in good faith with the Company, and will exercise reasonable judgment in resolving any specific conflict of interest which may occur.

         Fairchild has advised the Company that, subject to the receipt and approval of this Prospectus, it intends to exercise the Rights it receives pursuant to the Rights Offering. See "PRINCIPAL STOCKHOLDER'S COMMITMENT".

Certain Restrictions in Credit Agreement

         The Company is party to a second Amended and Restated Credit Agreement dated as of December 12, 1996, among the Company, Burbank Aircraft Supply, Inc. (a wholly-owned subsidiary of the Company), Citicorp USA, Inc., as administrative agent, and the lenders from time to time party thereto (as amended, the "Credit Agreement"). The Credit Agreement contains covenants which restrict, among other things, the ability of the

Company and each of its subsidiaries to pay cash dividends or other distributions on their respective shares of capital stock. The Company may, during any one fiscal year, pay dividends in an aggregate amount which is the lesser of $150,000 or the amount of consolidated net income as such term is defined in the Credit Agreement. The Credit Agreement does not restrict stock dividends payable to holders of the capital stock of the Company or dividends to the Company from its subsidiaries.

         The Credit Agreement contains other covenants which may limit the Company's operating flexibility including limitations on, among other things, the incurrence of indebtedness, the making of investments, the sale of assets and the acquisition of all or substantially all of the business, property, assets or stock of any entity. Financial covenants in the Credit Agreement require the Company to maintain on a consolidated basis a minimum net worth and minimum ratios of interest coverage, fixed charge coverage and debt to earnings before interest, taxes, depreciation and amortization, which are measured on a quarterly basis. Events of default under the Credit Agreement include certain events which result in a change of control of the Company. There can be no assurance that such provisions will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities which may be in the interest of the Company.

Product Liability

         The Company has product liability insurance policies in full force and effect that provide coverage for product liability claims arising out of the products that the Company sells. The Company has not been the subject of any material product liability claims; however, there can be no assurance that the Company's product liability insurance policies will be sufficient to cover any such claims, or that such policies can be maintained in force at an acceptable cost. Any liability of the Company which is not covered by such policies, or is in excess of the limits of liability of such policies, could have a material adverse effect on the financial condition of the Company.

Ability to Successfully Implement Acquisitions

         The Company has recently completed the acquisition of PB Herndon Company, a specialty fastener distributor to the aerospace industry, and is in the process of implementing the Bellyloading Companies Acquisition (as defined under "RECENT DEVELOPMENTS"), and may in the future capitalize on additional selective acquisition opportunities. The integration of acquired businesses may result in unforeseen difficulties that require a disproportionate amount of management's attention and the Company's resources. There can be no assurance that the Company will be able to achieve the synergies it anticipates from recent and current acquisitions or that suitable additional acquisitions, or adequate financing sources for such acquisitions, will be available on terms acceptable to the Company.

Effect of Shares of Common Stock Eligible for Future Sale

         Sales, or the possibility of sales, of substantial amounts of the Common Stock in the public market could have an adverse effect on the market price of the Common Stock. The Company has granted to Fairchild certain registration rights with respect to all of the unregistered Common Stock held by Fairchild so long as Fairchild holds at least 15% of the issued and outstanding Common Stock of the Company. As of February 19, 1997, all of Fairchild's approximately 14 million shares of the Common Stock were unregistered.

FACTORS RELATING TO THE PREFERRED STOCK AND THE RIGHTS

Lack of Public Market for the Preferred Stock

         The Preferred Stock is a new issue for which there is currently no trading market, and there is no current intention to list the Preferred Stock on any United States securities exchange. If any shares of the Preferred Stock are traded after their initial issuance, they may trade at a discount or premium from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition, performance and prospects of the Company. No assurance can be given that a trading market for the Preferred Stock will develop or as to the liquidity of any such trading market.

Determination of the Subscription Price and Terms of the Preferred Stock

         The Subscription Price of the Rights offered hereby and the terms of the Preferred Stock, including the conversion ratio of the Preferred Stock into Common Stock, have been arbitrarily determined by the Board of Directors of the Company and do not necessarily bear any relationship to the Company's net worth, results of operations or any other generally accepted criterion of value.

         There can be no assurance that the market price of the Common Stock will not decline after the Rights Offering to a level below its current trading value, or that, following the completion of the Rights Offering and the issuance of the Preferred Stock sold pursuant thereto, a holder of the Preferred Stock will be able to sell shares of the Preferred Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

Rights Not Transferable; No Market for the Rights

         The Rights are non-transferable, and thus there will be no market or other means for holders of the Rights to directly realize any value associated with the Rights. Accordingly, holders of the Rights must exercise them and acquire shares of the Preferred Stock in order to have an opportunity to realize any such value.

                                  THE COMPANY

         The Company, a Delaware corporation, is a leading international supplier to the aerospace industry as a distributor, providing a wide range of aircraft parts and related support services. The Company's products are divided into three product groups: hardware, rotables and engines. Hardware includes bearings, nuts, bolts, screws, rivets and other types of fasteners. Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. The Company provides a number of services such as immediate shipment of parts in aircraft on ground situations. The Company also provides products to original equipment manufacturers and subcontractors in the aerospace industry including just-in-time and inventory management programs. The Company, through its subsidiaries, sells its products in the United States and abroad to most of the world's commercial airlines, as well as to air cargo carriers, OEMs, other distributors, fixed-base operations, corporate aircraft operators and other aerospace and non-aerospace companies.

         As of December 31, 1996, the Company had approximately 775 employees. The Company's corporate office consists of 10,000 square feet and is located near the Washington Dulles International Airport in Northern Virginia.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE COMPANY

         The following table sets forth selected consolidated financial data of the Company and has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company, including the notes thereto, as of and for the fiscal years ended March 31, 1996, 1995, 1994, 1993 and 1992, and the unaudited interim consolidated financial statements of the Company, including notes thereto, for the nine months ended December 31, 1996 and 1995.

                                                FOR THE NINE MONTHS
                                                ENDED DECEMBER 31,                   FOR THE FISCAL YEARS ENDED MARCH 31,
                                                -------------------    ------------------------------------------------------------
                                                  1996         1995        1996          1995        1994         1993         1992
                                                  ----         ----        ----          ----        ----         ----         ----
                                               (UNAUDITED)(UNAUDITED)
(In thousands)

INCOME STATEMENT DATA:
Net sales                                     $275,369     $199,145    $287,880      $222,384    $212,391     $224,777     $225,943
                                              --------     --------    --------      --------    --------     --------     --------
Cost of goods sold                             198,262      142,464     209,609       153,261     144,245      159,728      148,374
Selling, general and administrative             60,194       45,822      64,704        52,389      50,815       59,791       57,331
Restructuring charges                             ----          ---         ---        11,650       6,000          ---          ---
                                              --------     --------    --------      --------    --------     --------     --------
Operating income                                16,913       10,859      13,567         5,084      11,331        5,258       20,238
Unusual item                                       ---          ---         ---         5,750         ---          ---          ---
Interest expense, net                           (9,249)      (8,343)    (10,972)       (9,809)     (9,089)      (7,510)      (7,095)
                                              --------     --------    --------      --------    --------     --------     --------
Income (Loss) from continuing operations
  before taxes on income                         7,664        2,516       2,595         1,025       2,242       (2,252)      13,143
Provision for taxes                              3,070        1,010       1,040           550         940           40        5,030
                                              --------     --------    --------      --------    --------     --------     --------
Income (Loss) from continuing operations         4,594        1,506       1,555           475       1,302       (2,292)       8,113
Discontinued operations, net of tax:
  Loss from operations                             ---          ---         ---           ---      (1,905)        (848)      (2,061)
  Loss on disposal                                 ---          ---         ---           ---     (11,093)         ---          ---
                                              --------     --------    --------      --------    --------     --------     --------
                                                   ---          ---         ---           ---     (12,998)        (848)      (2,061)
                                              --------     --------    --------      --------    --------     --------     --------
Net income (loss)                             $  4,594     $  1,506    $  1,555      $    475    $(11,696)    $ (3,140)    $  6,052
                                              ========     ========    ========      ========    ========     ========     ========
Earnings (Loss) per common share:
  Continuing operations                       $   0.20     $   0.08    $   0.09      $   0.03    $   0.07     $  (0.13)    $   0.45
  Discontinued operations                          ---          ---         ---           ---       (0.72)       (0.04)       (0.11)
                                              --------     --------    --------      --------    --------     --------     --------
Net income (loss) per share                   $   0.20     $   0.08    $   0.09      $   0.03    $  (0.65)    $  (0.17)    $   0.34
                                              ========     ========    ========      ========    ========     ========     ========
Weighted average number of common shares        23,406       18,002      18,283        18,002      18,002       18,000       18,000
                                              ========     ========    ========      ========    ========     ========     ========
BALANCE SHEET DATA:
Working capital                               $243,129     $186,280    $209,022      $184,087    $214,806     $250,742     $194,558
Total assets                                   346,810      265,028     318,209       241,315     272,357      305,809      248,787
Long-term debt, less current maturities        139,549      115,200     111,900       102,800     134,017      157,927       98,299
Stockholders' equity                           147,284      109,010     142,603       107,504     107,029      118,714      121,854

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    The table below sets forth as of December 31, 1996 the number of shares and percentage of Common Stock beneficially owned by (i) each person known by the Company to own beneficially more than 5% of any class of Common Stock, together with such person's address; (ii) each director; (iii) the Company's Chief Executive Officer ("CEO") and the Company's three most highly compensated executive officers other than the CEO; and (iv) the directors and officers of the Company as a group. Except as otherwise indicated in the footnotes to the table, the persons named possess the sole voting power and investment power with respect to all shares shown as beneficially owned by them.

                                                                         NUMBER OF SHARES OF            PERCENT OF
                                NAME                                        COMMON STOCK                   CLASS
   -------------------------------------------------------------         -------------------            -----------
   Michael T. Alcox  . . . . . . . . . . . . . . . . . . . . . .                      45,000 (1)                  *
   Frederick W. Bradley, Jr  . . . . . . . . . . . . . . . . . .                      15,000 (2)                  *
   J.J. Cramer & Co. . . . . . . . . . . . . . . . . . . . . . .                   1,766,200 (3)                7.5 %
       100 Wall Street
       8th Floor
       New York, New York 10005
   The Fairchild Corporation . . . . . . . . . . . . . . . . . .                  13,886,477 (4)               59.3 %
       Washington Dulles International Airport
       300 West Service Road
       Chantilly, Virginia  22021
   Steven L. Gerard  . . . . . . . . . . . . . . . . . . . . . .                      15,000 (2)                  *
   Charles M. Haar . . . . . . . . . . . . . . . . . . . . . . .                      15,000 (2)                  *
   Philippe Hercot . . . . . . . . . . . . . . . . . . . . . . .                      15,000 (2)                  *
   Eugene W. Juris . . . . . . . . . . . . . . . . . . . . . . .                      95,500 (5)                  *
   Samuel J. Krasney . . . . . . . . . . . . . . . . . . . . . .                      96,000 (6)                  *
   Warren D. Persavich . . . . . . . . . . . . . . . . . . . . .                     148,000 (7)                  *
   Dr. Eric I. Steiner . . . . . . . . . . . . . . . . . . . . .                      17,500 (2)(8)               *
   Jeffrey J. Steiner  . . . . . . . . . . . . . . . . . . . . .                  14,302,589 (9)(10)           60.0 %
       The Fairchild Corporation
       Washington Dulles International Airport
       300 West Service Road
       Chantilly, Virginia  22021
   Leonard Toboroff  . . . . . . . . . . . . . . . . . . . . . .                      15,000 (2)                  *
   John C. Wertz . . . . . . . . . . . . . . . . . . . . . . . .                     145,000 (11)                 *
   All directors and officers of the Company as a group (14
   persons)  . . . . . . . . . . . . . . . . . . . . . . . . . .                  14,970,589 (12)              61.3 %

------------------

(1)      Includes stock options for 12,000 shares.
(2)      Includes stock options for 15,000 shares.
(3) The information above is of December 31, 1996. On February 20, 1997, J.J. Cramer and Co. filed a Schedule 13d indicating that its stock ownership in the Company increased to 2,199,000 shares of Common Stock (9.4% of outstanding shares of Common Stock).
(4) Includes shares of Common Stock owned of record by Fairchild and its subsidiaries, as follows: Fairchild Holding Corp., 5,386,477 shares; RHI, 8,488,194 shares; Banner Aerospace Holding Company II, Inc., 11,806 shares. 13,262,971 of such shares of Common Stock have been pledged by Fairchild or its subsidiaries as collateral for a loan facility with Citicorp N.A. and 611,700 shares have been pledged by Fairchild or its subsidiaries as collateral under an escrow agreement with BTR Dunlop Holdings, Inc., a wholly-owned subsidiary of BTR plc. In connection with the Company's acquisition of Harco, Inc. from Fairchild (the "Harco Transaction"), Fairchild (through its subsidiaries) was issued 4,413,992 shares on March 12, 1996 and 972,485 shares on May 5, 1996. By virtue of the Harco Transaction, Fairchild's beneficial ownership in the Company increased from approximately 47% (as of May 31, 1995) to 59% (as of December 31,
         1996). Upon the consummation of the Bellyloading Companies Acquisition (as defined under "RECENT DEVELOPMENTS"), Fairchild's beneficial ownership in the Company will increase from 59% (as of February 14, 1997) to up to 62% of the outstanding shares of Common Stock if the Maximum Number of Banner Shares (as defined under "RECENT DEVELOPMENTS") is ultimately issued to RHI or its designee.
(5)      Includes stock options for 81,500 shares.
(6)      Includes stock options for 5,000 shares.
(7)      Includes stock options for 126,000 shares.
(8) The shares are held by Dr. Steiner as guardian for his minor children, and he disclaims any beneficial interest therein.
(9) Includes 105,000 shares of Common Stock owned of record by Mr. Steiner and 3,612 shares owned by Mr. Steiner through the Company's Profit Sharing/401(k) Plan. Also includes 13,886,477 shares owned directly or indirectly by Fairchild; Mr. Steiner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 2,500 shares held by Mr. Steiner's spouse as custodian for minor children; Mr. Steiner disclaims any beneficial ownership of such shares.
(10)     Includes stock options for 305,000 shares.
(11)     Includes stock options for 115,000 shares.
(12)     Includes stock options for 780,500 shares.

*   Less than 1%

                              RECENT DEVELOPMENTS

ACQUISITION OF THE BELLYLOADING COMPANIES

    On March __, 1997, the stockholders of the Company will be asked to approve the acquisition by the Company from RHI, a wholly-owned subsidiary of Fairchild, of Fairchild Scandinavian Bellyloading Company AB, a Swedish company involved in the design and manufacture of patented cargo loading systems ("FSBC"), and Scandinavian Bellyloading International, Inc., a California corporation engaged in sales and marketing of FSBC's cargo loading systems in the United States ("SBIC", and together with FSBC, the "Bellyloading Companies"), pursuant to the terms of a Stock Exchange Agreement dated as of ________ __, 1997, between the Company and RHI (the "Stock Exchange Agreement"). Each of the Bellyloading Companies is a wholly-owned subsidiary of RHI. Pursuant to the Stock Exchange Agreement, each of the Bellyloading Companies will become a wholly-owned subsidiary of the Company in exchange for issuance by the Company to RHI or its designee of 230,000 shares of Common Stock initially, but subject to certain limitations and adjustments, all as more fully described in the Proxy Statement incorporated by reference herein (the "Bellyloading Companies Acquisition").

    Upon the issuance of shares of Common Stock under the Stock Exchange Agreement, the percentage of the Company's voting securities owned of record by existing holders of shares of Common Stock (not including Fairchild or RHI) will be reduced. At the date hereof, Fairchild is the beneficial owner of approximately 13.9 million shares or approximately 59.3% of the outstanding shares of Common Stock. Upon initial implementation, the Bellyloading Companies Acquisition would reduce the interest of existing holders of outstanding shares of Common Stock, other than Fairchild and RHI, to approximately 40.3%, and increase Fairchild's beneficial ownership to approximately 59.7% of the outstanding shares of Common Stock. Pursuant to the Stock Exchange Agreement, the maximum number of shares which the Company will issue to RHI or its designee is 1.5 million shares (the "Maximum Number of Banner Shares"). Assuming the Maximum Number of Banner Shares is ultimately issued to RHI or its designee, the interests of existing holders of outstanding shares of Common Stock, other than Fairchild and RHI, would be reduced to approximately 38% and Fairchild's beneficial ownership would be increased to approximately 62% of the outstanding shares of Common Stock.

Investigation in France

         Articles have appeared in the French press reporting an investigation by a French magistrate into certain allegedly improper business transactions involving Elf Acquitaine, its former chairman and various third parties. In connection with this investigation, the magistrate has made inquiry into allegedly improper transactions between Jeffrey J. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted a written statement concerning the transactions and has offered to appear in person if certain arrangements were made. According to the French press, the magistrate also has requested permission to investigate other allegedly improper transactions involving another French petroleum company and, if granted, inquiry into transactions between Mr. Steiner and such company could ensue. The Board of Directors of the Company has formed a special committee of outside directors to advise it with respect to these matters, and the special committee has retained counsel.

                       DESCRIPTION OF THE RIGHTS OFFERING

ISSUE OF RIGHTS

    The Company is issuing to holders of its Common Stock non-transferable Rights to subscribe for up to approximately 5 million shares of Preferred Stock. Each holder of Common Stock of record at 5:00 p.m., New York City time, on the Record Date is entitled to receive, for every 4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. All such holders are entitled to purchase, at the Subscription Price, one share of Preferred Stock for each Right held. Fractional shares of Preferred Stock will not be issued. In the event all holders of Common Stock (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately 5 million shares of Preferred Stock for an aggregate consideration of approximately $48 million. No Rights are currently outstanding. The Company will bear all the fees and costs of issuing the Preferred Stock.

    The Company has filed a Registration Statement, of which this Prospectus is a part, with the Commission with respect to the Preferred Stock issuable upon exercise of the Rights and the Common Stock issuable upon any conversion of the Preferred Stock.

SUBSCRIPTION CERTIFICATES

    The Rights are evidenced by non-transferable Subscription Certificates, evidencing the total number of Rights to which the holder is entitled. A Subscription Certificate representing Rights to acquire shares of the Preferred Stock will be sent to each record holder of Common Stock on the Record Date.

    Possession of a Subscription Certificate does not constitute the holder thereof to be a holder of the Preferred Stock to which such Subscription Certificate relates unless and until such holder subscribes for and is issued such Preferred Stock.

EXPIRATION DATE

    This offering of Rights and the Rights evidenced by the Subscription Certificates will expire on the Expiration Date at 5:00 p.m., New York City time. The Company reserves the right to extend the Subscription Period, subject to obtaining any required regulatory approvals. RIGHTS NOT EXERCISED BY THE EXPIRATION DATE WILL LAPSE AND BE VOID AND WITHOUT VALUE.

SUBSCRIPTION AGENT

    The Subscription Agent for the Rights Offering is Harris Trust and Savings Bank, 77 Water Street, New York, New York 10005; Tel. (212) 701-7624.

INFORMATION AGENT

    Investors who desire additional copies of this Prospectus or additional information should contact Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072-2586; Tel. (800) 932-8494.

SUBSCRIPTION FOR PREFERRED STOCK

    Rights may be exercised in whole or in part by a record holder of Common Stock by filling in and signing the relevant forms on the Subscription Certificate and mailing or delivering the Subscription Certificate, together with payment in full for the Rights subscribed for, to the Subscription Agent at the address set forth in the Subscription Certificate. EXCEPT AS PROVIDED BELOW, A RIGHT WILL NOT BE DEEMED EXERCISED UNTIL THE SUBSCRIPTION AGENT RECEIVES BOTH PAYMENT OF THE SUBSCRIPTION PRICE AND A DULY EXECUTED SUBSCRIPTION CERTIFICATE BY 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

    Any exercise of Rights pursuant to the Rights Offering will be irrevocable and will not be subject to withdrawal.

    If the recipient of a Subscription Certificate wishes to exercise the Rights represented thereby, but time will not permit the holder to deliver the Subscription Certificate to the Subscription Agent prior to the Expiration Date, the Rights may nevertheless be exercised if all the following conditions are met:

1. The holder has caused payment in full of the Subscription Price for the shares of Preferred Stock being subscribed for pursuant to the Rights to be made (in the form prescribed below under "Payment of Subscription Price") to the Subscription Agent prior to the Expiration Date.

2. The Subscription Agent receives, prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form delivered with the Subscription Certificate, from a financial institution having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of the National Association of Securities Dealers, Inc. (each an "Eligible Institution"), stating the certificate number of the Subscription Certificate relating to the Rights, the name and address of the exercising stockholder, the number of Rights represented by the Subscription Certificate held by such exercising stockholder, the number of shares of Preferred Stock being subscribed for pursuant to the Rights and guaranteeing the delivery to the Subscription Agent of the Subscription Certificate evidencing such Rights within three New York Stock Exchange ("NYSE") trading days following the date of the Notice of Guaranteed Delivery.

3. The properly completed Subscription Certificate evidencing the Rights being exercised, with signatures guaranteed if required, is received by the Subscription Agent within three NYSE trading days following the date of the Notice of Guaranteed Delivery relating thereto.

    The Notice of Guaranteed Delivery must be delivered to the Subscription Agent at the address set forth in the Subscription Certificate or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no.
(212) 701-7636). Additional copies of the Notices of Guaranteed Delivery are available upon request from the Subscription Agent.

RIGHTS OF BENEFICIAL OWNERS OF COMMON STOCK

    Record holders of Common Stock, such as brokers, trustees or securities depositaries, who hold shares of Common Stock for the accounts of others should notify such beneficial owners of the Rights Offering as soon as possible and obtain instructions with respect to the Rights to which such beneficial owners are entitled. Each such beneficial owner is entitled to exercise, for every
4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. If such a beneficial owner of Rights so instructs, the record holder should complete the Subscription Certificate, including the amount of Preferred Stock each beneficial owner elects to purchase, and submit it to the Subscription Agent with the proper payment, in accordance with the terms of the Rights Offering. In addition, beneficial owners of Common Stock held through record holders should contact such record holders and request that they effect transactions in accordance with such beneficial owner's instructions.

   Record holders who exercise the Rights on behalf of beneficial owners of Common Stock will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Rights, as to (i) the number of shares of Common Stock owned by each such beneficial owner and (ii) the number of shares of Preferred Stock to which such beneficial owner subscribes pursuant to that person's exercise of the Rights.

    THE METHOD OF DELIVERY TO THE SUBSCRIPTION AGENT OF A SUBSCRIPTION CERTIFICATE AND PAYMENT OF THE SUBSCRIPTION PRICE IS AT THE ELECTION AND RISK OF EACH STOCKHOLDER. SUBSCRIPTION CERTIFICATES, TOGETHER WITH PAYMENT OF THE SUBSCRIPTION PRICE, SHOULD BE SENT WITH SUFFICIENT TIME TO ALLOW FOR DELIVERY PRIOR TO THE EXPIRATION DATE. IF DELIVERY IS MADE BY REGULAR MAIL SERVICE, THE USE OF REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

    COMPLETED SUBSCRIPTION CERTIFICATES AND PAYMENTS SHOULD BE MAILED OR DELIVERED TO THE SUBSCRIPTION AGENT AND NOT TO THE COMPANY. QUESTIONS SHOULD BE DIRECTED TO THE INFORMATION AGENT.

PAYMENT OF SUBSCRIPTION PRICE

    The total Subscription Price for the Preferred Stock subscribed for must be paid to the Subscription Agent in U.S. funds by certified check, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the order of the Subscription Agent. All funds received in payment of the Subscription Price under the Rights Offering will be promptly remitted by the Subscription Agent to the Company.

DELIVERY OF STOCK CERTIFICATES

    Certificates for shares of Preferred Stock duly subscribed and paid for will be mailed to the subscriber by the Subscription Agent as soon as practicable (which is anticipated to be the __th business day after the Expiration Date) at the subscriber's registered address on the books of the Company.

SIGNATURES

    Whenever any of the forms on a Subscription Certificate are signed, the signature must correspond in every particular with the name of the holder as it appears on the face of the Subscription Certificate. If the Subscription Certificate is signed by a trustee, executor, administrator, guardian, attorney or officer of a corporation or any person acting in a fiduciary or representative capacity, the person so signing should give his full title in such capacity and, on request, satisfactory evidence of authority to act must be furnished.

    Signatures on all Subscription Certificates must be guaranteed by an Eligible Institution, unless such Subscription Certificate (i) provides that the Preferred Stock to be issued pursuant to the exercise of Rights represented thereby are to be registered in the name of and delivered to the registered holder of such Rights or (ii) is submitted for the account of an Eligible Institution.

DETERMINATION AS TO VALIDITY OF SUBSCRIPTIONS

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of the Preferred Stock pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription or request for transfer. The Company and the Subscription Agent shall not be under any duty to give notification of any defects or irregularities in subscriptions, nor will either of them incur any liability for failure to give such notification. Subscriptions will not be deemed to have been made until any such defects or irregularities have been cured or waived within such time as the Company will determine. Subscriptions with defects or irregularities which have not been cured or waived will be returned by the Subscription Agent to the appropriate holder of the Rights as soon as practicable.


                       PRINCIPAL STOCKHOLDER'S COMMITMENT

    The principal stockholder of the Company, Fairchild, which, at the date hereof, beneficially owns approximately 59% of the outstanding Common Stock, has agreed that, subject to the receipt and approval of this Prospectus, it will exercise all of the Rights it receives pursuant to the Rights Offering. As a result, Fairchild is expected to purchase approximately 3 million shares of Preferred Stock for an aggregate amount of approximately $28 million.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of shares of Preferred Stock to be issued with respect to the Rights, assuming all of the Rights are exercised, are estimated to be approximately $47 million, after deducting expenses of the Rights Offering estimated to be $500,000. Alternatively, the net proceeds to the Company, assuming Fairchild is the only stockholder which exercises its Rights, are estimated to be approximately $28 million, after deducting expenses of the Rights Offering. Such net proceeds will be used to repay $22 million borrowed under a subordinated loan agreement the Company entered into with RHI on December 20, 1996. The loan from RHI bears interest at an initial rate of 10% and will mature on the earlier of the completion of the Rights Offering or November 15, 2003. The loan proceeds from RHI were used to acquire PB Herndon Company. The remainder of any net proceeds of the Rights Offering will be used to repay up to $25 million borrowed under the revolving credit facility pursuant to the Credit Agreement. The six-year revolving credit facility bears interest at the prime rate plus 1-1/4% or London Interbank Offered Rate plus 2-1/2% and will mature on August 17, 2000. The amounts borrowed under the revolving credit facility were used for working capital purposes and acquisitions. The Company intends to borrow funds under the revolving credit facility in the future for working capital purposes and further acquisitions.

                      DETERMINATION OF SUBSCRIPTION PRICE

    The Subscription Price contained in the Rights for the Preferred Stock offered hereby and the terms of the Preferred Stock, including the conversion ratio of the Preferred Stock, have been arbitrarily determined by the Board of Directors of the Company and do not necessarily bear any relationship to the Company's net worth, results of operations or any other generally accepted criterion of value. A special committee (the "Special Committee") of the Board of Directors of the Company, comprised of three directors of the Company who are neither officers nor employees of the Company or otherwise affiliated with Fairchild, have approved the Subscription Price and the terms of the Preferred Stock. As part of the process of determining the terms of the Rights Offering and the Preferred Stock, the Special Committee and the Board considered, among other things, the amount of proceeds desired by the Company, pricing and terms of recent rights offerings, pricing and terms of recently issued preferred stocks, the trading price of the Common Stock, and the business prospects of the Company, and the advice of Houlihan Lokey Howard & Zukin, Inc. (the "Financial Advisor"). The Financial Advisor has rendered its opinion to the Special Committee in the form attached hereto as Annex A, to the effect that the Rights Offering is fair to the stockholders of the Company, other than Fairchild, from a financial point of view.

    There can be no assurance that the market price of the Common Stock will not decline after the Rights Offering to a level below its current trading value, or that, following the completion of the Rights Offering and the issuance of the Preferred Stock sold pursuant thereto, a holder of the Preferred Stock will be able to sell shares of the Preferred Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

    The Board, the Special Committee and the Financial Advisor have expressed no opinion nor have they made any recommendation as to whether the holders of the Common Stock should exercise their Rights. Any investment in the Preferred Stock of the Company must be made pursuant to each subscriber's evaluation of the Rights Offering, including the factors discussed under "RISK FACTORS", in the context of his or her best interest.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of December 31, 1996, (ii) as adjusted to give effect to the issuance and sale of shares of Preferred Stock in the Rights Offering, assuming only Fairchild's Rights are exercised in the Rights Offering and (iii) as adjusted to give effect to the issuance and sale of shares of Preferred Stock, assuming all of the Rights are exercised.

    The capitalization table does not assume the issuance of 230,000 additional shares of Common Stock for the acquisition of the Bellyloading Companies, if approved by the stockholders. Based on the operating results of the Bellyloading Companies, the Company will have the ability to either rescind this acquisition or may be required to provide additional shares. The capitalization table also does not include the $22 million borrowed under a subordinated loan agreement the Company entered into with RHI as the funds were borrowed subsequent to December 31, 1996 for the acquisition of PB Herndon and additional working capital requirements.

                                                                                     As of December 31, 1996
                                                                             --------------------------------------------
                                                                                                      As Adjusted
                                                                                              ---------------------------
                                                                               Actual         Minimum(1)       Maximum(2)
                                                                               ------         -------          -------

(In thousands)


Long-term debt, less current maturities   . . . . . . . . . . . . . . . .    $139,549         $111,659         $ 92,169

Stockholders' Equity:
    Preferred stock, par value $.01(3)  . . . . . . . . . . . . . . . . .         ---               31               52
    Common stock, par value $1.00(4)  . . . . . . . . . . . . . . . . . .      23,410           23,410           23,410
    Paid-in capital(5) . . . . . . . . . . . . . . . . . . . . . .  . . .     113,194          141,053          160,522
    Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . .      10,680           10,680           10,680
                                                                              -------          -------          -------
Total Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . . .     147,284          175,174          194,664

Total Capitalization(6) . . . . . . . . . . . . . . . . . . . . . . . . .    $286,833         $286,833         $286,833
                                                                              =======          =======          =======

---------------------------

(1)      Assuming only Fairchild exercises its Rights.

(2)      Assuming all of the Rights are exercised.

(3) No shares of Preferred Stock were authorized as of December 31, 1996. Upon stockholder approval, 10,000,000 shares of Preferred Stock will be authorized. See "DESCRIPTION OF SECURITIES".

(4) 30,000,000 shares of Common Stock were authorized and 23,410,000 were issued and outstanding as of December 31, 1996. Upon stockholder approval, 50,000,000 shares of Common Stock will be authorized. See "Description of Securities". The Company reserved for issuance 2,193,867 shares of its Common Stock upon the exercise of options granted and available for future grants under the Company's existing stock option plans. At December 31, 1996, 1,037,200 stock options were outstanding pursuant to the stock option plans at prices ranging from $4.63 to $8.13 per share. During fiscal 1997 and 1996, 16,833 shares and 4,200 shares of stock options were exercised, respectively.

(5) After deducting estimated expenses of the Rights Offering of approximately $500,000. In accordance with U.S. generally accepted accounting principles, expenses of an offering are netted against the portion of the proceeds of the offering which is reflected in the paid in capital balance of stockholders' equity.

(6) Total capitalization equals the sum of long-term debt (less current maturities) and total stockholders' equity.

                               MARKET INFORMATION

MARKET FOR THE SECURITIES

         The Rights are non-transferable, and thus there will be no market or other means for holders of the Rights to directly realize any value associated with the Rights. Accordingly, holders of the Rights must exercise them and acquire shares of the Preferred Stock in order to realize any such value.

         Prior to the Rights Offering, there has been no public market for the Preferred Stock. It is not expected that the Preferred Stock will be listed on any securities exchange. There can be no assurance that a public market for the Preferred Stock will develop or will continue if developed.

         The outstanding Common Stock is listed and trades on the NYSE and application will be made to list the shares of Common Stock to be issued upon any conversion of the Preferred Stock on the NYSE.

PRICE RANGE OF COMMON STOCK

         The Common Stock is currently trading on the NYSE under the symbol BAR. The following table sets forth, for the quarters indicated, the range of high and low prices per share of Common Stock as reported on the NYSE.

                                                                      HIGH      LOW
                                                                      ----      ---
         FISCAL YEAR ENDING MARCH 31, 1997:
            QUARTERS ENDED:
              June 30, 1996   . . . . . . . . . . . . . .           $9       $5 3/8
              September 30, 1996  . . . . . . . . . . . .            8 3/8    7 3/8
              December 31, 1996   . . . . . . . . . . . .            8 5/8    7 3/4
              March 31, 1997 (through February 21, 1997)             9 3/4    8 1/2

         FISCAL YEAR ENDED MARCH 31, 1996:
            QUARTERS ENDED:
              June 30, 1995   . . . . . . . . . . . . . .           $5 1/8   $3 1/2
              September 30, 1995  . . . . . . . . . . . .            6 1/4    4 1/8
              December 31, 1995   . . . . . . . . . . . .            6 3/8    4 3/4
              March 31, 1996  . . . . . . . . . . . . . .            6 3/4    5 1/2

         FISCAL YEAR ENDED MARCH 31, 1995:
            QUARTERS ENDED
              June 30, 1994   . . . . . . . . . . . . . .           $5 3/4   $4 1/2
              September 30, 1994  . . . . . . . . . . . .            6        4 5/8
              December 31, 1994   . . . . . . . . . . . .            5 5/8    3 3/4
              March 31, 1995  . . . . . . . . . . . . . .            4 3/8    3 3/4

         The closing price of the Common Stock as reported on the NYSE on February 18, 1997 was $8.75 per share.

DIVIDENDS ON COMMON STOCK

         It is the Company's current policy to retain earnings to support the growth of its present operations and to reduce its outstanding debt. The Credit Agreement contains covenants which restrict, among other things, the ability of the Company and each of its subsidiaries to pay cash dividends or other distributions on common stock. The Company may, during any one fiscal year, pay dividends in an aggregate amount which is the lesser of $150,000 or the amount of consolidated net income as such term is defined in the Credit Agreement. Dividends for the Preferred Stock will be payment-in-kind, paid in additional shares of Preferred Stock. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations and capital requirements, restrictive covenants in its credit agreement with its senior lenders and such other factors as the Board of Directors deems relevant. No dividends were declared in fiscal years 1996, 1995 or 1994.

HOLDERS OF RECORD OF COMMON STOCK

         The Company had approximately 80 holders of record and 1,200 beneficial holders of the Common Stock at December 31, 1996.

                           DESCRIPTION OF SECURITIES

         The Company's Restated Certificate of Incorporation authorizes the issuance of 30,000,000 shares of capital stock. The Board of Directors has adopted a resolution increasing the capital stock of the Company, to be presented for shareholder approval at a meeting to be held on ____________, 1997. Fairchild will cause its shares of Common Stock to be voted in favor of such resolution. Upon stockholder approval, the Certificate of Incorporation, as amended and restated (the "Certificate of Incorporation"), will authorize the issuance of 60,000,000 shares of capital stock. Such shares will be divided into two classes. One class will be designated preferred stock and will consist of 10,000,000 shares of par value $.01 per share, and the other class will be designated common stock and will consist of 50,000,000 shares of par value $1.00 per share. The Board of Directors of the Company has resolved to reserve a sufficient number of shares of Common Stock to be issued upon the conversion of Preferred Stock.

COMMON STOCK

General

         Upon stockholder approval, the Company will be authorized by its Certificate of Incorporation to issue 50,000,000 shares of Common Stock. As of December 31, 1996, 23,409,610 shares were issued and outstanding.

Dividends

         The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Credit Agreement contains covenants which restrict the ability of the Company to pay cash dividends or other distributions on common stock.

Liquidation

         In the event of dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and distribution to the holders of Preferred Stock of amounts to which they may be preferentially entitled.

Voting

         The Company's common stockholders are entitled to one vote for each share on all matters voted on by stockholders. Directors are elected annually. Holders of shares of Common Stock have no cumulative voting rights.

No Other Rights

         The holders of shares of Common Stock do not have any conversion, redemption or preemptive rights.

Transfer Agent

         The transfer agent for the Common Stock is Harris Trust and Savings Bank, 311 West Monroe Street, P.O. Box A3504, Chicago, Illinois 60690-3504; Tel. No. (312) 360-6001.

Listing

         Shares of the outstanding Common Stock are listed on the NYSE under the symbol "BAR".

SERIES A CONVERTIBLE PAID-IN-KIND PREFERRED STOCK

General

         Upon stockholder approval, the Company will be authorized by its Certificate of Incorporation to issue 10,000,000 shares of Preferred Stock. This description of the Preferred Stock is meant to be a summary. The Company's Certificate of Designations, Preferences, Rights and Limitations of Preferred Stock (the "Certificate of Designations") filed as Exhibit 4.3 to the Registration Statement provides the full terms and conditions of the Preferred Stock.

Dividends

         The holders of outstanding shares of Preferred Stock will be entitled to receive semi-annual dividends, as and when declared by the Board of Directors out of funds legally available therefor. Each semi-annual dividend will be paid at the rate of 7.5% per annum of the Liquidation Value of $9.20 per share, payable in additional shares of Preferred Stock. The number of shares of Preferred Stock issued to pay dividends will be based on the Preferred Stock's Liquidation Value. Each such dividend will be payable on or about each April 30 and October 31 (each, a "Dividend Payment Date"), or if any such date is not a business day, the dividends due on such Dividend Payment Date will be paid on the next succeeding business day, beginning on October 31, 1997. Such dividends will be cumulative and will accrue on each share whether or not earned. Dividends will cease to accrue on shares of Preferred Stock following conversion into shares of Common Stock. Fractional shares of Preferred Stock will not be delivered, but a cash adjustment will be paid in respect of such fractional interests based on the Liquidation Value.

         Unless all dividends on the outstanding shares of Preferred Stock that have accrued and are payable as of any date shall have been paid or declared and additional shares or funds, as appropriate, set apart for payment thereof, no dividend or other distribution shall be paid to the holders of Common Stock and no shares of Common Stock shall be purchased or redeemed by the Company. Holders of shares of Preferred Stock shall not be entitled to any dividends in excess of full cumulative dividends, as herein provided, on the Preferred Stock. Any dividend that is not declared and paid (or set apart for payment) on the requisite Dividend Payment Date shall accrue additional dividends at the rate of 7.5% per annum compounded on a semi-annual basis and payable on succeeding Dividend Payment Dates.

Liquidation

         In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Company, subject to the prior preferences and other rights of any capital stock senior to the Preferred Stock as to liquidation preferences ("Senior Stock"), the holders of Preferred Stock will be entitled to be paid out of the assets of the Company in cash or property at its fair market value as determined, in good faith, by the Board of Directors of the Company, the Liquidation Value per share plus an amount equal to all accrued and unpaid dividends and distributions thereon (which to the extent payable in Preferred Stock will be valued at the Liquidation Value thereof) to the date of such payment prior to any payment to the holders of Common Stock. After payment in full of the Liquidation Value per share of the Preferred Stock and other preferential amounts, the holders of the Preferred Stock as such will have no right or claim to any of the remaining assets of the Company.

         If, upon any such liquidation, dissolution or other winding up of the affairs of the Company, the assets of the Company shall be insufficient to permit the payment in full of the Liquidation Value per share of Preferred Stock, then the assets of the Company remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled will be ratably distributed among the holders of Preferred Stock and any other stock ranking on a parity with the Preferred Stock with respect to distributions upon liquidation, dissolution or winding up of the affairs of the Company in proportion to the full amounts to which they would otherwise be respectively entitled if all amounts thereon were paid in full. Neither the consolidation or merger of the Company into or with another corporation or corporations nor the sale, lease, transfer or conveyance of all or substantially all of the assets of the Company to another corporation or any other entity shall be deemed a liquidation, dissolution or winding up of the affairs of the Company.

Voting

         The shares of Preferred Stock will have no voting rights except as required by law.

Conversion

         Each share of Preferred Stock will be convertible into Common Stock at the Conversion Price. The Conversion Price per share of Common Stock in the case of any optional or mandatory conversion will be $9.20 (the average closing sales prices of the Common Stock on the 15 consecutive trading days next preceding the fifth trading day prior to the date the Registration Statement is filed with the Commission). For the purposes of any optional or mandatory conversion, the value of any shares of Preferred Stock will be deemed to be the Liquidation Value. Immediately following any such conversion, the rights of the holders of any converted shares of Preferred Stock, including without limitation the right to receive dividends on the next Dividend Payment Date, will cease and the persons entitled to receive shares of Common Stock upon the conversion of such shares of Preferred Stock will be treated for all purposes as having become the owners of such shares of Common Stock. No payments or adjustments will be made upon the conversion on account of accrued and unpaid dividends and distributions on the shares of Preferred Stock subject to such conversion.

         Optional Conversion

         At the option of the holder thereof, shares of Preferred Stock may at any time be converted into fully paid and non-assessable shares of Common Stock at the Conversion Price.

         Mandatory Conversion

         Unless previously converted, each outstanding share of Preferred Stock will mandatorily convert into shares of fully paid and non-assessable Common Stock on the fifth anniversary of the date of initial issuance of the Preferred Stock at the Conversion Price.

         Accelerated Mandatory Conversion

         In the event there is an offer to acquire all the outstanding shares of the Common Stock and such offer, if accepted, would result in the consummation of a transaction whereby 90% or more of the outstanding shares of Common Stock, on a fully diluted basis (including, without limitation, the shares of Common Stock into which the Preferred Stock is convertible), would become beneficially owned (within the meaning of Rule 13d-3 under the Exchange
Act) by one person or group (as such terms are used in Section 13(d)(3) of the Exchange Act), each outstanding share of Preferred Stock will mandatorily convert into shares of fully paid and non-assessable Common Stock at the Conversion Price, immediately prior to the consummation of such transaction.

         Fractional Interests

         No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. If any fraction of a share of Common Stock would, except for these provisions, be issuable on the conversion of any shares of Preferred Stock, the Company will make payment in cash in lieu thereof in an amount based on the then current market price of the Common Stock.

         Adjustment of Conversion Price

         The Conversion Price per share of Common Stock issuable upon conversion of the Preferred Stock will be subject to adjustment in certain events, including, without limitation, (i) dividends or distributions in shares of

Common Stock on any class of capital stock of the Company; (ii) subdivisions, combinations and reclassifications of shares of Common Stock; (iii) issuance of rights or warrants to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share and (iv) distributions by the Company or any subsidiary of the Company to all holders of Common Stock of any of its assets, evidences of indebtedness or securities other than Common Stock.

No Other Rights

         The Preferred Stock will not be redeemable for cash. Except as may otherwise be required by law, the shares of Preferred Stock will not have any powers, preferences or relative, participating, optional or special rights, other than those specifically set forth in the Certificate of Designations and the Certificate of Incorporation.

Transfer Agent

         The transfer agent for the Preferred Stock is Harris Trust and Savings Bank, 311 West Monroe Street, P.O. Box A3504, Chicago, Illinois 60690-3504; Tel. No. (312) 360-6001.

Reservation and Registration of Common Stock

         The Company will at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the shares of Preferred Stock, free from preemptive rights, the maximum number of shares of Common Stock as shall from time to time be issuable upon conversion of all the shares of Preferred Stock then outstanding.

Listing

         The Preferred Stock is a new issue for which there is currently no trading market. There is no current intention to list the Preferred Stock on any United States securities exchange.

                                    TAXATION

         The following discussion summarizes the material Federal income tax considerations generally applicable to holders acquiring the Preferred Stock on original issue but does not purport to be a complete analysis of all potential consequences. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect.

           The discussion assumes that the holders of the Preferred Stock will hold the Preferred Stock as a "capital asset" within the meaning of Section 1221 of the Code. The discussion is not binding on the IRS or the courts. The Company has not sought and will not seek any rulings from the IRS with respect to the positions of the Company discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Preferred Stock.

           The tax treatment of a holder of the Preferred Stock may vary depending on such holder's particular situation or status. Certain holders (including S corporations, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, and taxpayers subject to alternative minimum tax) may be subject to special rules not discussed below. The following discussion is limited to the United States Federal income tax consequences relevant to a holder of the Preferred Stock who is a citizen or resident of the United States, or any state thereof, or a corporation or other entity created or organized under the laws of the United States, or any political subdivision thereof, or an estate or trust, the income of which is subject to United States Federal income tax, regardless of source, or that is otherwise subject to United States Federal income tax on a net income basis in respect of the Preferred Stock. The following discussion does not consider all aspects of United States Federal income tax that may be relevant to the purchase, ownership, and disposition of the Preferred Stock by a holder in light of such holder's personal circumstances. In addition, the discussion does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

ISSUANCE OF RIGHTS

         United States stockholders who receive Rights pursuant to the offering should not recognize taxable income.

EXERCISE OR LAPSE OF RIGHTS

         A United States stockholder who exercises any Right will not recognize any gain or loss for United States Federal income tax purposes upon the exercise. The basis of each share of Preferred Stock acquired upon exercise of a Right will equal the subscription price paid. The holding period for such Preferred Stock begins upon the exercise of the Rights.

         A United States stockholder will not recognize any loss if a Right received expires without being exercised.

DIVIDENDS ON PREFERRED STOCK

         Pursuant to Code section 301(c)(1), United States stockholders of Preferred Stock will recognize ordinary income upon the receipt of a dividend of additional shares of Preferred Stock ("Taxable Distribution Stock"), to the extent of the Company's current or accumulated earnings and profits. The amount of the distribution for purposes of Code section 301(c) will equal the fair market value of the shares of Taxable Distribution Stock received. The holding period of United States stockholders in shares of Taxable Distribution Stock will commence on the date following the distribution date. Accordingly, holders may recognize income and incur tax liability with respect to such dividends without receiving the corresponding amount of cash.

         Pursuant to Code section 301(c)(2) and (3), a distribution of shares of Taxable Distribution Stock in an amount in excess of the Company's current and accumulated earnings and profits will be a tax free return of capital to the extent of a holder's tax basis in the shares of Preferred Stock, and thereafter, capital gain. Any capital gain will be long-term if, as of the date of payment, the United States stockholder held the shares of Preferred Stock on which the distribution is made for more than one year, and will be short-term if, as of the date of payment, the United States stockholder held those shares of Preferred Stock for one year or less. Short-term capital gain recognized by individuals is subject to a maximum marginal Federal income tax rate of 39.6%. For individuals, long-term capital gain is currently subject to a maximum marginal Federal income tax rate of 28%. The current maximum long-term and short-term capital gain rate for corporations is 35%.

         Pursuant to certain amendments to Section 305(c) of the Code, the IRS has the authority to promulgate regulations which may treat unpaid cumulative dividends on preferred stock as being constructively paid to the holder in certain circumstances, such as when there is no intention for dividends to be paid currently at the time of issuance of the preferred stock. The IRS has not yet proposed any such regulations.

         Dividends received by corporate holders generally will be eligible for the 70% or 80% dividends-received deduction under Section 243 of the Code. There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction, including without limitation restrictions relating to (i) the holding period of the stock on which the dividends are sought to be deducted, (ii) debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (iv) taxpayers who pay alternative minimum tax. Corporate stockholders should consult their own tax advisors regarding the extent, if any to which such exceptions and restrictions may apply to their particular factual situations. In addition, tax legislative proposals made in 1996 by the Clinton Administration would (i) reduce the 70% dividends-received deduction to 50% and (ii) require a corporate holder to satisfy a separate forty-six day holding period requirement with respect to each dividend to be eligible for such dividends-received deduction. It is not possible to predict whether such legislative proposals will ultimately be enacted into law and, if so, the form or effective date of any such legislation.

         For United States Federal income tax purposes, a United States stockholder of a share of Preferred Stock will recognize gain or loss on any sale or exchange of a share of Preferred Stock measured by the difference between the selling price and the Preferred Stock share's basis. If the United States stockholder holds a share of Preferred Stock as a capital asset, the gain or loss will be a long-term or short-term capital gain or loss depending on the length of the stockholder's holding period for the share, as described above.

CONVERSION OF PREFERRED STOCK

         A United States stockholder will not recognize gain or loss upon the optional or mandatory conversion of a share of Preferred Stock into one or more shares of Common Stock ("Converted Common Stock"). However, if the conversion takes place when there is a dividend arrearage on the Preferred Stock, it is possible that a portion of the shares of Converted Common Stock received should be treated like a share of Taxable Distribution Stock to the extent of such dividend arrearage. Except for any shares of Converted Common Stock treated as payment of a dividend arrearage, a United States stockholder's holding period in a share of Preferred Stock will be added to the stockholder's holding period in the shares of Converted Common Stock, and that holder's tax basis in each share of Preferred Stock will be allocated to the shares of Converted Common Stock according to their relative fair market value on the conversion date.
The receipt of cash in lieu of a fractional share upon conversion of the Preferred Stock to Common Stock will generally be treated as a sale of such fractional share of Common Stock in which the holder will recognize taxable gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the fractional share redeemed. Such gain or loss will be capital gain or loss and will be long-term or short-term depending on the holder's holding period for the fractional share deemed redeemed.

ADJUSTMENTS TO CONVERSION PROVISIONS

         Treasury regulations issued under Section 305 of the Code treat certain adjustments to conversion provisions of stock such as the Preferred Stock as constructive distributions of stock with respect to preferred stock. Such constructive distributions of stock would be taxable to holders of Preferred Stock as described above under the caption "Dividends on Preferred Stock." Any adjustment increasing the number of shares of Common Stock into which the Preferred Stock can be converted would constitute a constructive distribution of stock to holders of Preferred Stock unless made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of Preferred Stock. Any adjustment in the conversion price to compensate for taxable distributions of cash or property on any of the outstanding Common Stock of the Company will be treated as a constructive distribution of stock to holders of Preferred Stock. The Company is unable to predict whether any such adjustment will be made.

BACKUP WITHHOLDING

         A holder of Preferred Stock may be subject to backup withholding at a rate of 31% with respect to dividends paid on, or the proceeds of a sale or exchange of, the Preferred Stock, unless such holder (a) is a corporation or comes within certain other exempt categories and when required, demonstrates its exemption or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of the Preferred Stock who does not provide the Company with the holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding would be creditable against the holder's Federal income tax liability.

         This summary is not intended to be, nor should it be, construed as legal or tax advice to any holder of any Common Stock, Preferred Stock or Right. Further, because the United States Federal income tax consequences of the offering may vary depending upon the particular circumstances of each holder and other facts and because this summary is not exhaustive of all possible Federal income tax considerations (such as situations involving taxpayers who are securities dealers or whose functional currency is not the United States dollar), the Company's stockholders are urged to consult their own tax advisors to determine the Federal income tax consequences to them of the offering and their ownership of Common Stock, Preferred Stock and Rights. In addition, holders are urged to consult their own tax advisors in determining the United States state and local tax consequences of the offering and ownership of capital stock of the Company to them.

THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS DOES NOT CONSIDER THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR PROSPECTIVE PURCHASER'S SITUATION OR STATUS. ACCORDINGLY, EACH PURCHASER OF THE PREFERRED STOCK SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THOSE UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

                                 LEGAL MATTERS

         The validity of the Preferred Stock to be issued upon the exercise of the Rights and the Common Stock to be issued upon any conversion of the Preferred Stock will be passed upon by Milbank, Tweed, Hadley & McCloy, New York, New York, counsel for the Company.

                                    EXPERTS

         The consolidated financial statements and schedules of the Company incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements and schedules have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                                                         ANNEX A





                                                   , 1997


To the Special Committee of the Board of Directors of Banner Aerospace, Inc.

To the Board of Directors of Banner Aerospace, Inc.


Committee Members and Directors:

            We understand that Banner Aerospace, Inc. (the "Company") is issuing to holders of shares of its Common Stock, $1.00 par value ("Common Stock"), non-transferable rights (the "Rights") to subscribe for shares of Series A Convertible Paid-in-Kind Preferred Stock, par value $.01 (the "Preferred Stock"). The Preferred Stock will pay semi-annual dividends at the rate of 7.5% per annum of the liquidation value of $9.20 per share (the "Liquidation Value"). Dividends will be payable in additional shares of Preferred Stock. Fractional shares of Preferred Stock will not be issued, but a cash adjustment will be paid in respect of such fractional interests based on the Liquidation Value. The Preferred Stock is convertible into Common Stock at the option of the holder at any time on a one-for-one basis, and automatically converts into Common Stock upon its maturity five years from the date of issuance. Under certain circumstances the Preferred Stock will be mandatorily converted into Common Stock prior to its maturity. Each holder of Common Stock is entitled to receive, for every 4.5 shares of Common Stock held, one Right. No fractional Rights will be issued; however, one Right will be issued in lieu of any fractional Right to which a holder would otherwise be entitled. Such holders are entitled to purchase one share of Preferred Stock for each Right held at a subscription price of $9.20 per share of Preferred Stock (the "Subscription Price"). In the event all holders of Common Stock (approximately 23 million shares outstanding) were to exercise all the Rights in the Rights Offering, the Company would issue approximately 5 million shares of Preferred Stock, for an aggregate consideration of approximately $48 million. The offering of Preferred Stock issuable upon exercise of the Rights is referred to herein as the "Rights Offering". The Rights Offering and other related transactions disclosed to us are referred to collectively herein as the "Transaction." The principal stockholder of the Company, The Fairchild Corporation ("Fairchild"), which, at the date hereof, beneficially owns approximately 59% of the outstanding Common Stock, has advised the Company that, subject to certain qualifications as described herein, it will exercise all of the Rights it receives pursuant to the Rights Offering. As a result, Fairchild is expected to purchase approximately 3 million shares of Preferred Stock for an aggregate amount of approximately $28 million. It is our understanding that the Company's Board of Directors has formed a special committee (the "Committee") to consider certain matters relating to the Transaction.

            You have requested our opinion (the "Opinion") as to whether the Transaction is fair to the stockholders of the Company, other than Fairchild, from a financial point of view. The Opinion does not address the Company's underlying business decision to effect the Transaction. We also provided the Committee with financial and valuation advice on the Transaction and assisted the Committee in negotiations with respect to the Transaction.

            In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

            1. reviewed the initial summary term sheet for the Rights Offering and the Company's Registration Statement and related Prospectus, both dated __, 1997;

            2. reviewed internal financial projections through March 31, 2000 of Banner (dated November 14, 1996) reflecting the Rights
               Offering;

            3. reviewed the historical market prices and trading volume for the
               Company's publicly traded securities;

            4. reviewed the terms and characteristics of certain publicly traded convertible preferred stock issues;

            5. reviewed prospectuses of rights offerings that we deem
               comparable to the Rights Offering; and

            6. conducted such other studies, analyses and inquiries as we have deemed appropriate.

            We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

            We have relied upon, without independent verification, the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

            Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction is fair to the stockholders of the Company, other than Fairchild, from a financial point of view.


                                          HOULIHAN, LOKEY, HOWARD
                                               & ZUKIN, INC.

   =====================================================     =======================================================



     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN
   AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY                       RIGHTS TO SUBSCRIBE FOR
   REPRESENTATION NOT CONTAINED OR INCORPORATED BY                        5,204,747 SHARES OF SERIES
   REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE,                    A CONVERTIBLE PAID-IN-KIND
   SUCH INFORMATION OR REPRESENTATION MUST NOT BE                               PREFERRED STOCK
   RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
   COMPANY.  THIS PROSPECTUS DOES NOT CONSTITUTE AN
   OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY
   ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH
   OFFER IS NOT AUTHORIZED, OR IN WHICH THE PERSON                          BANNER AEROSPACE, INC.
   MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO, OR TO
   ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER
   OR SOLICITATION.  NEITHER THE DELIVERY OF THIS
   PROSPECTUS NOR ANY SALE MADE THEREUNDER SHALL UNDER                      ---------------------
   ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE
   HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY                               PROSPECTUS
   SINCE THE DATE HEREOF OR THAT THE INFORMATION
   CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS                         ---------------------
   CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE
   HEREOF.


                     TABLE OF CONTENTS

                         PROSPECTUS
                                                  PAGE
                                                  ----
   Available Information . . . . . . . . . . .       2
   Documents Incorporated by Reference . . . .       2
   Prospectus Summary  . . . . . . . . . . . .       3
   Risk Factors  . . . . . . . . . . . . . . .       6
   The Company . . . . . . . . . . . . . . . .       8
   Recent Developments . . . . . . . . . . . .      11
   Description of the Rights Offering  . . . .      11
   Principal Stockholder's Commitment  . . . .      14
   Use of Proceeds . . . . . . . . . . . . . .      14
   Determination of Subscription Price . . . .      15
   Capitalization  . . . . . . . . . . . . . .      16
   Market Information  . . . . . . . . . . . .      17
   Description of Securities . . . . . . . . .      18
   Taxation  . . . . . . . . . . . . . . . . .      21
   Legal Matters . . . . . . . . . . . . . . .      24
   Experts . . . . . . . . . . . . . . . . .        24
   Annex A: Form of Fairness Opinion of
   Houlihan Lokey Howard & Zukin . . . . . . .     A-1                     _________________, 1997


   =====================================================     =======================================================

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The estimated expenses of the Rights Offering are as follows:

  SEC Registration Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 21,000
  Printing Costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   100,000
  Accounting and Financial Advisor Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   115,000
  Legal Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   200,000
  Blue Sky Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,500
  Registrar, Subscription Agent and Information Agent Fees
    and Expenses (including counsel fees)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15,000
  Stock Exchange Listing Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10,000
  Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    31,500
          Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $500,000



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article NINTH of the Company's Restated Certificate of Incorporation, as amended, provides as follows:

         To the fullest extent permitted by the General Corporation Law of the State of Delaware, as may from time to time be in effect, directors of the Corporation shall not be personally liable to the Corporation or to the stockholders of the Corporation for breach of fiduciary duty as a director.

         Article VIII of the Company's Amended and Restated Bylaws provides as follows:

         Section 3.  The Corporation shall, to the fullest extent permitted by
         Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify any and all persons which it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section.

         Section 145 of the Delaware General Corporation Law provides broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such.

ITEM 16.  EXHIBITS.
        * 3.1            Form of Articles of Incorporation of the
                         Company, as amended and restated
          4.1            Specimen Common Stock Certificate is
                         incorporated herein by reference to
                         Exhibit 4(b) included in the Company's Registration
                         Statement No. 33-34775 on Form S-1
                         effective July 26, 1990
          4.2            Specimen Series A Convertible Paid-in-Kind
                         Preferred Stock Certificate
          4.3            Form of Certificate of Designations,
                         Preferences, Rights and Limitations of
                         Series A Convertible Paid-in-Kind
                         Preferred Stock
          4.4            Form of Subscription Certificate
        * 4.5            Form of Subscription Agent Agreement
        * 4.6            Form of Information Agent Agreement
          5.1            Form of Opinion of Milbank, Tweed, Hadley & McCloy
                         as to the legality of the Series A
                         Convertible Paid-in-Kind Preferred Stock and Common Stock being registered
         23.1            Consent of Arthur Andersen, LLP

         23.2            Consent of Milbank, Tweed, Hadley & McCloy
                         (included in Exhibit 5.1)
         24.1            Powers of Attorney (included on signature
                         page)

  ---------
  *  To be filed by amendment.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                 Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this 24th day of February, 1997.

                                        BANNER AEROSPACE, INC.


                                        By   /s/ WARREN D. PERSAVICH
                                          ---------------------------------
                                         Name:  Warren D. Persavich
                                         Title: Senior Vice President and Chief
                                                  Financial Officer


                               POWER OF ATTORNEY

     The undersigned directors and executive officers of Banner Aerospace, Inc. hereby constitute and appoint Warren D. Persavich and Eugene W. Juris, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or either of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signatures                                   Title                                 Date
                 ----------                                   -----                                 ----

                                             Chairman and Chief Executive Officer
         /s/ Jeffrey J. Steiner              (Principal Executive Officer)                    February __, 1997
 -----------------------------------------
            Jeffrey J. Steiner

                                             Senior Vice President and Chief
           /s/ John C. Wertz                 Operating Officer                                February __, 1997
 -----------------------------------------
               John C. Wertz

                                             Senior Vice President and Chief
        /s/ Warren D. Persavich              Financial Officer
 -----------------------------------------   (Principal Financial Officer)                    February __, 1997
            Warren D. Persavich

                                             Vice President -- Finance and Secretary
          /s/ Eugene W. Juris                (Principal Accounting Officer)                   February __, 1997
 -----------------------------------------
              Eugene W. Juris


          /s/ Michael T. Alcox               Director                                         February __, 1997
 -----------------------------------------
              Michael T. Alcox


     /s/ Frederick W. Bradley, Jr.           Director                                         February __, 1997
 -----------------------------------------
         Frederick W. Bradley, Jr.


            /s/ Steven L. Gerard             Director                                         February __, 1997
 -----------------------------------------
              Steven L. Gerard

       /s/ Prof. Charles M. Haar             Director                                         February __, 1997
 -----------------------------------------
           Prof. Charles M. Haar


          /s/ Philippe Hercot                Director                                         February __, 1997
 -----------------------------------------
              Philippe Hercot


         /s/ Samuel J. Krasney               Director                                         February __, 1997
 -----------------------------------------
             Samuel J. Krasney


         /s/ Dr. Eric J. Steiner             Director                                         February __, 1997
 -----------------------------------------
            Dr. Eric J. Steiner


            /s/ Leonard Toboroff             Director                                         February __, 1997
 -----------------------------------------
              Leonard Toboroff